Robert C. Muffly

Richard N. Chassin

Peter M. Hosinski

Robin L. Alperstein

Richard S. Bashner

Michael J. Dougherty

Bonnie Klugman

Eric D. Kuhn

Zeb Landsman

Patrick J. O’Brien

Alec P. Ostrow

David W. Schaaf

Rachel Korn Wasserman

COUNSEL

Karin P.E. Gustafson

Jordan E. Stern

ATTORNEYS AND COUNSELORS AT LAW 299 Park Avenue New York, New York 10171 Telephone (212) 888-3033 Facsimile (212) 888-0255 www.beckerglynn.com

OF COUNSEL

Joseph D. Becker

Chester B. Salomon

Kenneth J. Stuart

Peter Van Nuys

Harold J.G. Brunink

Jesse T. Conan

Sarah Schachne Hirschfeld

Michael D. Margulies

Andrea Marquez-Bottome

Stacey A. Mesler

Michelle R. Mufich

Prashanth Murali

William H. Newman

Anne N. Smith

Robert B. Glynn (1929-2002)

David J. Melamed (1930-1990)

                    January 14, 2014

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F. Street, N. E.

Washington, D.C. 20549-0104

Attention:   Laura L. Solomon, Senior Counsel

Re:	Request for Withdrawal of Application: Withdrawal of

International Minerals Corporation Application for an Order

Pursuant to Section 3(b)(2) or Section 6(c) and Section 45(a) of the

Investment Company Act of 1940 (the “Act”) (File No. 812-14123)

Ladies and Gentlemen:

On behalf of the applicant identified above, we request that the application in the above-referenced matter filed on February 4, 2013 be withdrawn and that the Commission take no further action with respect thereto.

Pursuant to an Arrangement Agreement (the “Agreement”) dated October 1, 2013 among International Minerals Corporation (“IMZ”), Hochschild Mining plc (“HOC”), Chaparral Gold Corp. (“Chaparral”) and HOC Holdings Canada Inc., an indirect wholly-owned subsidiary of HOC (“HOC Canada”), effective December 20, 2013, IMZ transferred all of its assets (other than the 40% interests IMZ held in the Pallancata mine and Inmaculada Advanced Project in Peru (the “Peruvian Assets”) and all of its liabilities (other than the liabilities related to the Peruvian Assets) to Chaparral. All IMZ shareholders other than HOC or its affiliates received cash and shares in Chaparral in exchange for their IMZ shares.

Securities and Exchange Commission

January 14, 2014

Accordingly, effective December 20, 2103, upon consummation of the transaction briefly summarized above, HOC (through HOC Canada) acquired 100% of the shares of IMZ that it did not already own. Thus, IMZ is now a wholly-owned indirect subsidiary of HOC, a company formed under the laws of England and Wales.

HOC is a leading precious metals company with a primary focus on the exploration, mining, processing and sale of silver and gold. HOC is not an “investment company” as defined under the Act, or in the alternative HOC is exempt from the provisions of the Act pursuant to Section 3 (b)(1) and Section 3(b)(3) of the Act.

Thank you for your attention to this matter. Should you have any questions concerning this request, please contact the undersigned at (212) 303-9510.

Very truly yours,

/s/ Kenneth J. Stuart
Kenneth J. Stuart